Exhibit 21.1

Subsidiaries of Leaf Group Ltd.

As of December 31, 2019

Subsidiaries	State or other jurisdiction of incorporation or organization
Deny Designs, LLC	Delaware
Leaf Group Services, LLC Leaf OIYS	Delaware Delaware
LS Media Holdings, LLC	Delaware
Other Art Fairs, LLC	Delaware
Other Art Fairs Ltd	England
Other Art Fairs Australia Pty Ltd	Australia
Out of the Box S.A.	Argentina
Saatchi Online, Inc.	Delaware
Society6, LLC	Delaware
Well+Good, LLC	New York